Contact

www.linkedin.com/in/marco-quadros-8b3a4224b (LinkedIn)

Top Skills

Law

Marco Quadros

CoFounder at Babe Kombucha
San Diego, California, United States

Summary

Worked 14 years as a lawyer in Brazil, specialized in civil, contracts and consumer law. Moved to the San Diego, California to be an entrepreneur launching with my partners our company, Babe Kombucha.

After 5 years we achieved several retailers at local, regional and national levels, connected with the largest distributors in the Country. It's quite a journey and I'm proud to be part of.

Currently mainly performing role of chief operations officer of the company. I can describe myself as methodical, organized, team worker, concerned with strategies, projections and management risk.

Experience

Babe Kombucha
Chief Operating Officer
January 2018 - Present (5 years)

Education

Pontifícia Universidade Católica do Rio Grande do Sul
Bachelor of Laws - LLB, Law · (August 2001 - August 2005)